

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 12, 2016

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
92150 Suresnes, France

      Re: Talend S.A.
              Draft Registration Statement on Form F-1
              Submitted March 16, 2016
              CIK No. 0001668105

Dear Mr. Tuchen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   You state on page 2 that your free open source solution generates qualified leads for the licensing of your enterprise-grade subscription solution, and that your open source products have been downloaded more than two million times. You also state on page 5 that you plan to grow your customer base by, among other factors, converting open source users into paying customers. Please tell us whether conversion rates from users who transition from Talend Open Studio to Talend Data Fabric are used by your management to evaluate your business, and if so, what consideration you gave to quantifying such rates and disclosing this metric.

Conventions that Apply to this Prospectus, page ii

2.   Please consider removing the glossary included in this section. If the meaning of a term currently appearing in the glossary is not clear from the context of your disclosure, you should define it where first used in the prospectus. Refer to Rule 421(b)(3) of the Securities Act and General Instruction II.A of Form F-1.

Prospectus Summary

Competitive Strengths, page 4

3.   Briefly explain what "pre-built connectors and components" refer to in the context of your business, and briefly discuss here or in Business the significance of connectors and components in relationship to your revenues and/or growth strategy.

Risk Factors, page 15

General

4.   To the extent that you derive a majority of your revenues from one of your commercial solutions, consider providing a risk factor noting this concentration.

"Interruptions or performance problems associated with our technology …," page 22

5.   You state that you rely on cloud technologies from third parties in order to operate critical functions of your business and that you host your Talend Integration Cloud services on third-party cloud platforms. To the extent you have entered into agreements material to your business in this regard, please include a brief discussion of the material terms of any contractual agreement in your business discussion and tell us what consideration you gave to filing any such agreement(s) as an exhibit to your registration statement. Refer to Item 4 of Form F-1 and Item 4.B.6 of Form 20-F.

"We are an 'emerging growth company' and we cannot be certain…," page 45

6.   Consistent with your disclosure on page 7, please disclose here that you do not intend to take advantage of the extended transition period for complying with new or revised accounting standards.

Industry and Market Data, page 56

7.   With respect to every third-party statement in your prospectus, such as the IDC and McKnight Consulting Group reports, please provide us with the relevant portions of the

industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 68

8.   You state that following the initial deployment of your paid subscription products, organizations "often" purchase more subscriptions or expand usage of your products. Please consider revising your disclosure to provide more specific information on the rate at which customers expand their use of your solutions.

9.   Please consider expanding your discussion in the Overview to describe your plans to eventually generate profits, particularly given your free open source model and reliance on trial versions to generate sales.

Results of Operations

Years Ended December 31, 2014 and 2015

Revenue, page 76

10.   We note your disclosures on pages 12, 66, and 71 relating to your use of subscription revenue growth rate and dollar-based net expansion rate as key metrics for evaluating your business and performance, and for identifying trends affecting your business. Please tell us how you considered incorporating into your discussion of revenue variances any known trends indicated by these key metrics from both an actual and constant currency perspective. We refer you to Item 5.A of Form 20-F and Section III.B of SEC Release 33-8350.

11.   Your risk factor disclosure on page 16 indicates that you expect to derive a significant portion of your revenue from the renewal of existing subscriptions, and that achieving a high renewal rate will be critical to your business. Please tell us how you considered disclosing subscription renewal rates for 2014 and 2015 as part of your discussion of revenue variances and any related known trends. Refer to Section III.B of SEC Release 33-8350.

12.   Since you disclose on page 25 that you expect your reliance on channel partners to grow as part of growing your business into new and existing international markets, please tell us how you considered disclosing the respective percentages of revenue generated through direct and channel partner sales for 2014 and 2015 as part of your revenue variance discussion. Refer to Section III.B of SEC Release 33-8350.

Contractual Obligations and Commitments, page 85

13.   In your tabular disclosure of contractual obligations, you include that contractual obligations primarily consist of leases for office space and that as of December 31, 2015, the future undiscounted non-cancelable minimum lease payments under these obligations totaled $10.9 million. It appears that you have not included the $10.1 million of outstanding borrowings under lines of credit due to be repaid by 2017. Please include all appropriate contractual obligations or explain to us why non-disclosure is appropriate. We refer you to Part 1 Item 4(a) of Form F-1, and Part 1 Item 5.F of Form 20-F.

Business

Competitive Strengths, page 96

14.   You state that your open source community has more than 270,000 users. Please expand your disclosure to explain more clearly the correlation, if any, between this metric and your revenues and results of operations.

15.   You state that your open source community is the largest open source community focused on data integration in the world, while on page 99, you state that Talend's solutions increased performance by up to five times relative to MapReduce. Please substantiate these statements.

Open Source Products, page 100

16.   Consider expanding your disclosure here or elsewhere in the filing to briefly explain the differences in capabilities between your open source offerings and your offerings available by subscription.

Our Growth Strategy, page 101

17.   You state that Talend Big Data Integration experienced revenue growth of more than 100% for the year ended December 31, 2015. Please disclose whether this solution generates a material portion of your total subscription revenues.

Customers, page 101

18.   Tell us what consideration you gave to disclosing the number of customers for prior periods; such information would provide context and comparability to your disclosure.

Management

Corporate Governance Practices, page 111

19.   You disclose that Mr. Baret is a partner at Idinvest Partners, Mr. Liautaud is a general
       partner of Balderton Capital, and Mr. Brennan is a managing director of SilverLake
       Sumeru. Affiliates of Idinvest Partners currently beneficially own 20.2 % of your
       ordinary shares, affiliates of Balderton Capital own 20%, and affiliates of SilverLake
       Sumeru currently beneficially own 25.4%. Please provide your analysis in support of the
       Board's determination that Messrs. Baret, Liautaud and Brennan will satisfy the
       requirements for independence under the rules of the stock exchange on which you plan
       to list. Explain to us how you concluded that Mr. Baret is independent for purposes of
       Exchange Act Rule 10A-3(b)(1) and that Messrs. Liautaud and Brennan are independent
       for purposes of Exchange Act Rule 10C-1(b)(1).

Compensation of Executive Officers and Directors, page 114

20.   We note that you have disclosed compensation paid to your executive officers on an
       aggregate basis. Please tell us whether you have disclosed or are required to disclose the
       annual compensation of your executive officers on an individual basis under French law.
       Refer to Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

Principal Shareholders, page 122

21.   Footnotes 13, 16, and 17 contain disclaimers of beneficial ownership. Beneficial
       ownership disclosure in this table is based on voting and/or dispositive power, or the
       receipt of economic benefit of ownership of the securities. Refer to the definition of the
       term "beneficial owner" in General Instruction F to Form 20-F. Please remove the
       disclaimers of beneficial ownership.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of significant accounting policies

(e) Revenue recognition, page F-11

22.   We note your disclosure on page 86 that revenue recognition related to indirect customers
       is essentially the same as for direct customers since terms of sales are substantially
       similar. Please explain for us how you evaluated the characteristics of your revenue
       arrangements with channel partners in accounting for revenues under the guidance of IAS
       18.IE21. As part of your response, please tell us what consideration was given to

> providing more detailed related disclosure for revenue recognition under these arrangements.

Professional services revenue, page F-12

23.   Describe further for us the nature of the implementation, support and setup services and the basis for recognition over the contract term versus the period the customer receives and consumes the related benefit. Tell us how your accounting complies with IAS 18.IE17.

Note 9. Income tax, page F-26

24.   Tell us the amounts associated with the deferred tax assets not recognized, which represents the exchange rate impact for each of the three years ended December 31, 2015.

Other

25.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Office of Information Technologies
and Services

cc: Mark B. Baudler, Esq.
      Wilson Sonsini Goodrich & Rosati, P.C.